SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 5
TO
SCHEDULE 13D
Under the Securities Exchange Act of 1934

DIRECT INSITE CORP.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

25457C 20 7
(CUSIP Number)

Thomas C. Lund
5150 Tamiami Trail North, Suite 300
Naples, FL 34103
(239) 213-1952
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With copies to:

Scott S. Rosenblum, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
(212) 715-9100

May 19, 2015
(Date of Event Which Requires Filing of This Statement)

CUSIP No. 25457C 20 7	SCHEDULE 13D	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Thomas C. Lund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,401,998 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,401,998 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,401,998 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.67% (See Item 5)

14	TYPE OF REPORTING PERSON*
IN

CUSIP No. 25457C 20 7	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Carol A. Lund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
2,401,998 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
2,401,998 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,401,998 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.67% (See Item 5)

14	TYPE OF REPORTING PERSON*
IN

Background

This Amendment Number 5 amends that certain statement on Schedule 13D filed by Thomas C. Lund on June 19, 2007 (as previously amended, the “Statement”) and which relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Direct Insite Corp., a Delaware corporation (the “Issuer” or the “Company”). This Schedule 13D is being filed jointly by Mr. Lund and Carol A. Lund (collectively referred to herein as the “Reporting Persons”).

Item 5.	Interest in Securities of the Issuer

Item 5(a) of the Statement is hereby amended and restated in its entirety to read as follows:

(a)  As of the date of this Amendment, the Reporting Persons may be deemed to beneficially own an aggregate of 2,401,998 of Common Stock, representing approximately 18.67%1 of the outstanding shares of Common Stock

Mr. Lund beneficially owns 1,812,265 shares of Common Stock, representing approximately 14.08% of the Common Stock outstanding, of which 1,596,031 shares are held by the Trust and 216,234 shares are held by Mr. Lund directly.

Mrs. Lund beneficially owns 589,733 shares of Common Stock, representing approximately 4.58% of the Common Stock outstanding.

Item 5(c) of the Statement is hereby amended to add the following:

(c)  On June 2, 2015 Mr. Lund (through the Trust) purchased 868,412 shares of Common Stock of the Company at a price of $1.05 per share into a brokerage account owned by the Trust in a private transaction.  In addition, in the past sixty days Mr. Lund (through the Trust) acquired the Common Shares of the Company as set forth on Exhibit C hereto into a brokerage account owned by the Trust on the open market.

Item 7.	Material to be Filed as Exhibits.

Exhibit C: Schedule of Transactions in Common Stock.

1 Based on 12,869,309 shares of Common Stock outstanding on May 6, 2015, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each Reporting Person certifies that the information set forth in this statement with respect to itself  is true, complete and correct.

Dated: June 22, 2015

/s/ Thomas C. Lund
Thomas C. Lund

/s/ Carol A. Lund
Carol A. Lund

Exhibit C

Schedule of Transactions in the Common Stock

In the past sixty days, Mr. Lund has acquired the following shares on the open market, at the following per share prices, held in trust under a Trust Agreement dated 9/16/94, Thomas C. Lund Trustee for the benefit of Thomas C. Lund:

Trade Date	Purchase / Sale	Quantity	Price
5/19/2015	Purchase	15,000	0.85
5/19/2015	Purchase	10,000	0.85
5/19/2015	Purchase	1,000	0.8
5/19/2015	Purchase	1,000	0.85
5/19/2015	Purchase	5,000	0.85
5/19/2015	Purchase	20,000	0.83
5/19/2015	Purchase	23,000	0.83
5/19/2015	Purchase	1,000	0.82
5/19/2015	Purchase	1,000	0.82
5/19/2015	Purchase	1,000	0.82
5/19/2015	Purchase	1,000	0.8
5/19/2015	Purchase	4,000	0.83
5/19/2015	Purchase	4,000	0.83
5/19/2015	Purchase	2,000	0.83
5/19/2015	Purchase	1,000	0.82
5/19/2015	Purchase	1,000	0.82
5/19/2015	Purchase	1,000	0.82
5/19/2015	Purchase	1,000	0.82
5/19/2015	Purchase	1,000	0.82
5/19/2015	Purchase	10,000	0.83
5/19/2015	Purchase	10,000	0.83
5/19/2015	Purchase	8,000	0.83
5/19/2015	Purchase	8,000	0.83
5/19/2015	Purchase	5,000	0.83
5/19/2015	Purchase	5,000	0.83
5/19/2015	Purchase	5,000	0.83
5/19/2015	Purchase	3,000	0.83
5/19/2015	Purchase	4,000	0.83
5/19/2015	Purchase	8,000	0.83
5/19/2015	Purchase	5,000	0.83
5/19/2015	Purchase	2,000	0.83
5/19/2015	Purchase	4,000	0.83
5/19/2015	Purchase	4,000	0.83
5/19/2015	Purchase	4,000	0.83
5/19/2015	Purchase	4,000	0.83
5/20/2015	Purchase	9,000	0.87

5/20/2015	Purchase	1,000	0.86
5/20/2015	Purchase	3,000	0.86
5/20/2015	Purchase	1,000	0.86
5/20/2015	Purchase	14,000	0.85
5/20/2015	Purchase	8,986	0.85
5/20/2015	Purchase	9,000	0.85
5/20/2015	Purchase	9,000	0.85
5/20/2015	Purchase	5,000	0.85
5/20/2015	Purchase	1,400	0.84
5/20/2015	Purchase	1,000	0.82
5/20/2015	Purchase	1,000	0.81
5/20/2015	Purchase	1,000	0.81
5/20/2015	Purchase	1,000	0.81
5/20/2015	Purchase	1,000	0.81
5/20/2015	Purchase	14	0.78
5/21/2015	Purchase	1000	0.9
5/21/2015	Purchase	2000	0.9
5/21/2015	Purchase	1000	0.83
5/21/2015	Purchase	1,000	0.89
5/21/2015	Purchase	1,000	0.88
5/21/2015	Purchase	5,000	0.86
5/21/2015	Purchase	4,500	0.85
5/22/2015	Purchase	6000	0.85
5/22/2015	Purchase	7000	0.85
5/22/2015	Purchase	1000	0.82
5/22/2015	Purchase	2,000	0.85
5/22/2015	Purchase	1,000	0.84
6/2/2015	Purchase	1000	0.88
6/2/2015	Purchase	4000	0.9
6/2/2015	Purchase	1000	0.88
6/2/2015	Purchase	4000	0.9
6/2/2015	Purchase	1000	0.88
6/2/2015	Purchase	3100	0.9
6/2/2015	Purchase	1000	0.94
6/2/2015	Purchase	1000	0.94
6/2/2015	Purchase	1000	0.94
6/2/2015	Purchase	1000	0.91
6/2/2015	Purchase	3200	0.97
6/2/2015	Purchase	4000	0.97
6/2/2015	Purchase	4000	0.975
6/2/2015	Purchase	2000	0.975
6/2/2015	Purchase	1000	0.97
6/2/2015	Purchase	2000	0.99